Exhibit 99.1

ASX Announcement 6 December 2022

wellteq Acquisition Update – Consideration Shares Issued

Advanced Human Imaging Ltd (ASX, NASDAQ: AHI) (AHI) refers shareholders to its announcement dated 2 September 2022 with respect to its proposed acquisition of wellteq Digital Health Inc (CSE:WTEQ) (OTCQB: WTEQF) (wellteq) by way of a plan of arrangement under the Business Corporations Act (British Columbia) (Transaction).

AHI is pleased to announce that it has issued 17,804,587 AHI fully paid ordinary shares in consideration for its acquisition of wellteq (Consideration Shares). The Consideration Shares have been issued to a depository and will be transferred to the wellteq shareholders once the Transaction becomes effective. It is expected that the Transaction will become effective at 12:01am (Vancouver time) on 6 December 2022.

AHI will release an announcement confirming once the Transaction becomes effective.

Further information with respect to wellteq, the Consideration Shares and the Transaction are set out in the ASX forms Appendix 2A and Appendix 3B released on the ASX today.

*This announcement has been approved by the board of Advanced Human Imaging Ltd.

For more information contact:

Simon Durack Chief Financial Officer Advanced Human Imaging Ltd E: hello@ahi.tech	Vlado Bosanac Head of Strategy Advanced Human Imaging Ltd E: hello@ahi.tech

For more information please visit:  https://www.ahi.tech/

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech